1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax 28826240.1.BUSINESS March 10, 2023 Via EDGAR U.S. Securities and Exchange Commission Division of Investment Management Attention: Ryan Sutcliffe, Esq. 100 F Street NE Washington, D.C. 20549 RE: Barings BDC, Inc. — Preliminary Proxy Statement on Schedule 14A filed on February 24, 2023 (File No. 814-00733) Dear Mr. Sutcliffe: On behalf of Barings BDC, Inc. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on March 6, 2023 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), filed with the Commission on February 24, 2023. The Staff’s comments are set forth below and are followed by the Company’s responses. Where indicated, revised disclosure has been included in the Definitive Proxy Statement on Schedule 14A filed by the Company on the date hereof (the “Definitive Proxy Statement”). Unless otherwise noted, references to page numbers herein refer to the page numbers of the Preliminary Proxy Statement. 1. Comment: The Staff refers to the page in the Preliminary Proxy Statement, under the heading “Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on Thursday, May 4, 2023,” immediately preceding the first page of the Company’s proxy statement. Please revise the sentence below the bolded text to refer to a specific URL or web address that directs readers directly to the Company documents referenced in that sentence. Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. 2. Comment: The Staff refers to the biographical paragraph for Thomas W. Okel starting on page 12 of the Preliminary Proxy Statement. Please confirm to the Staff that the director and trustee positions listed in the penultimate sentence in this paragraph include all director or trustee positions that Mr. Okel holds in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or in any company registered as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).

March 10, 2023 Page 2 28826240.1.BUSINESS Response: The Company confirms to the Staff, on a supplemental basis, that the above-referenced disclosure includes all of Mr. Okel’s current director/trustee positions in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or in any company registered as an investment company under the 1940 Act. The Company further notes, on a supplemental basis, that any such director or trustee positions held by Mr. Okel during the past five years, but not currently held, are listed in the biographical table on page 8 of the Preliminary Proxy Statement. 3. Comment: The Staff refers to the biographical paragraph for Robert Knapp on page 14 of the Preliminary Proxy Statement and notes that Mr. Knapp is a director of Lamington Road DAC, the successor to Emergent Capital. Please revise the biographical table in the Preliminary Proxy Statement to similarly refer to Lamington Road DAC as the successor to Emergent Capital. Response: The Company has revised the entry in the biographical table for Mr. Knapp in response to the Staff’s comment. 4. Comment: The Staff refers to Item 8 of Schedule 14A under the Exchange Act, which requires registrants to furnish certain information required by Item 407(e)(5) of Regulation S-K. Please confirm to the Staff that all applicable information under Regulation S-K Item 407(e)(5) has been provided. Response: The Company respectfully advises the Staff that Item 407(e)(5) of Regulation S-K requires registrants to include in their proxy statements, among other information, a report of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) stating whether (1) “[t]he compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by [Item 402(b) of Regulation S-K] with management” and (2) “[b]ased on [such] review and discussions . . . the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the registrant’s . . . proxy statement on Schedule 14A . . .”. The Company respectfully advises the Staff that the Company’s executive officers are employees of the Company’s external investment adviser, Barings LLC (“Barings”), and do not receive any direct compensation from the Company. Rather, the Company pays Barings for its investment advisory services pursuant to the terms of a written investment advisory agreement, which is separately approved in accordance with Section 15(c) of the 1940 Act by a majority of the members of the Company’s Board of Directors who are not “interested persons,” as defined in the 1940 Act, of the Company. The details of the terms of the Company’s investment advisory agreement with Barings are disclosed in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2022 and in certain other of the Company’s Exchange Act filings. In light of the Company’s external management structure, the disclosure requirements found in Item 402(b) of Regulation S-K, which generally requires disclosure regarding compensation paid to named executive officers of the Company are not applicable to the Company. Please see the Company’s response letter, dated March 10, 2020, to the Staff’s prior comments to the Company’s Preliminary Proxy Statement on Schedule 14A filed on February 28, 2020 for more information. As a result, the Company respectfully advises the Staff that the corresponding requirements of Item 407(e)(5)(i) of Regulation S-K are not applicable to the Company. In addition, the Company

March 10, 2023 Page 3 28826240.1.BUSINESS has reviewed definitive proxy statements filed by other externally managed business development companies and believes that the disclosure contained in the Definitive Proxy Statement is consistent both in substance and scope with what other externally managed business development companies provide. The Company respectfully advises the Staff that the information required by Item 407(e)(5)(ii) of Regulation S-K relating to the names of members of the Company’s Compensation Committee is included on page 18 of the Definitive Proxy Statement under the caption “Compensation Committee.” 5. Comment: The Staff refers to the disclosure on page 24 of the Preliminary Proxy Statement under the caption “Delinquent Section 16(a) Reports.” Please supplementally provide the Staff with additional information regarding the disclosed untimely Form 4 filing for Steve Byers. Response: The Company advises the Staff, on a supplemental basis, that the above-referenced disclosure refers to a Form 4 filing for Mr. Byers that was filed with the Commission on June 22, 2022, one business day after the Exchange Act Section 16 filing deadline for Mr. Byers’ open- market acquisition of 236 shares of the Company’s common stock on June 17, 2022. The Company advises the Staff that the delay in filing was the result of an administrative oversight. * * * If you have any questions, please feel free to contact the undersigned by telephone at 212.698.3525 (or by email at richard.horowitz@dechert.com), Harry Pangas at 202.261.3466 (or by email at harry.pangas@dechert.com) or Clay Douglas by telephone at 202.261.3326 (or by email at clay.douglas@dechert.com). Sincerely, /s/ Richard Horowitz Richard Horowitz cc: Jonathan Landsberg, Barings BDC, Inc. Ashlee Steinnerd, Barings BDC, Inc. Harry Pangas, Dechert LLP Clay Douglas, Dechert LLP